Golden Phoenix Minerals, Inc.
125 East Main, Suite 602
American Fork, Utah 84003

November 21, 2014

United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Golden Phoenix Minerals, Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed April 14, 2014
File No. 000-22905

Ladies and Gentlemen:

Golden Phoenix Minerals, Inc. (the “Company”) has received your comment letter dated October 15, 2014 regarding our Annual Report on Form 10-K for the year ended December 31, 2014 filed April 14, 2014 (the “Original Report”.)  We have included your comments in this letter, followed by our responses as follows:

Resource and Reserve Estimates, page 1

1.           We note your jurisdiction of incorporation is Nevada, USA.  Please provide the basis for preparing the mineral estimates in your Form 10-K in accordance with the requirements of the securities laws in effect in Canada as opposed to those of the United States.  Please note only those terms specified by Industry Guide 7 may be used in U.S. SEC filings.  The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure in SEC documents.

Company Response

As we have disclosed, our mineral properties are all located in Nevada, U.S.A and we currently have no reserves.  We have amended our Form 10-K for the year ended December 31, 2013 to completely remove the cautionary section on reserves.  We have also deleted any references to proven and probable reserves and modified other disclosure in “ITEM 1. BUSINESS” and “ITEM 2. PROPERTIES” to more accurately describe the exploration stage of our operations.

Mhakari Properties, page 14

2.           Please disclose the following information for each of your properties:

•	The nature of your ownership or interest in the property.

•	A description of all interests in your properties, including the terms of all underlying agreements and royalties.

•	Describe the process by which mineral rights were acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.

•
An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases or mining concessions.

•
Please include certain identifying information, such as property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area of your properties.

•
The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

•	The area of you claims, either in hectares or acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

Company Response

Where applicable, we believe we have fully addressed the requested disclosure in our amended report, including adding additional terms of our underlying legal agreements.

3.           Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading.  For any properties identified that are not material, please include a statement to that effect, clarifying your intentions.  For each material property, include the following information:

•	The location and means of access to your property, including modes of transportation utilized to and from the property.

•	Any conditions that must be met in order to obtain or retain title to the property, whether you have surface and/or mineral rights.

•	A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

•	A description of any work completed on the property and its present condition.

•	The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

•	The current state of exploration of the property.

•	The total costs incurred to date and all planned future costs.

•	The source of power and water that can be utilized at the property.

•	If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf.

Company Response

Where applicable, we believe we have fully addressed the requested disclosure in our amended report, including adding the information on costs incurred through December 31, 2013.  As of the date of the filing of the Original Report, lack of funding precluded us from developing any future plans for exploration activities; therefore we have not disclosed any estimated future exploration costs.

4.           Please insert a small-scale map showing the location and access to each material property, as required by Instruction 3(b) to Item 102 of Regulation S-K.  Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR.  It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet.  For more information, please consult with the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues.  We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

•	A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

•	A graphical bar scale should be included. Additional representations of scale such as “one inch equals one mile” may be utilized provided the original scale of the map has not been altered.

•	A north arrow.

•	An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

•	A title of the map or drawing, and the date on which it was drawn.

•	In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Company Response

We have inserted maps for our properties in the amended report, and believe we have fully addressed the requested map disclosures.

North Springs Properties, page 15

5.           We note your statement that deposits sampling to date has identified gold mineralization up to 0.8 ounces per ton.  When reporting the results of sampling and chemical analyses, please revise your disclosure to address each of the following regarding mineralization of existing or potential economic significance on your property:

•	Disclose only weighted-average sample analyses associated with a measured length or a substantial volume.

•	Eliminate all analyses from “grab” or “dump” samples, unless the sample is of a substantial and disclosed weight.

•	Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sample results.

•	Eliminate grades disclosed as “up to” or “as high as” or “ranging from.”

•	Eliminate statements containing grade and/or sample-width ranges.

•	Aggregate sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

•	Generally, use tables to improve readability of sample and drilling data.

•	Soil samples may be disclosed as a weighted average value over an area.

•	Refrain from reporting single soil sample values.

•	Convert all ppb quantities to ppm quantities for disclosure.

•	Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Please revise your disclosures to comply with this guidance.

Company Response

Where applicable, we believe we have fully addressed the requested disclosures in the amended report and modified our disclosures accordingly.

6.           It appears you should also expand your disclosure concerning the exploration plans for the properties to address the following points:

•	Disclose a brief geological justification for each of the exploration projects written in non-technical language.

•
Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

•	If there is a phased program planned, briefly outline all phases.

•	If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

•	Disclose how the exploration program will be funded.

•	Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

Company Response

We have disclosed in the amended report that lack of funding did not permit us to develop future plans for exploration activities.  Where applicable, we believe we have fully addressed the requested disclosures in our amended report.

7.           Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery.  Please provide a brief description of your sample collection, sample preparation, and the analytical procedures used to develop your analytical results.  In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program.  These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

Company Response

Where applicable, we believe we have fully addressed the requested disclosures in our amended report.

8.           We note you disclose previous mining activities on your mineral properties.  Please elaborate on any surface disturbance or contamination issues found on the surface or in the groundwater due to historical mining activities.  The extent and significance of the disturbance/contamination, as well as your plans to remediate the site, should be clear.

Company Response

Where applicable, we believe we have fully addressed the requested disclosures in our amended report.

9.           We note you are subject to permitting requirements of the Bureau of Land Management (BLM) and/or Forest Service in addition to State Environmental requirements.  Please revise your filing and provide a short summary of the permits and/or operational plans required to perform exploration and/or mining activities on your properties and discuss in greater detail the government and environmental regulations to which you are subject.  Please fully discuss the permitting, bonding, and reclamation requirements for each phase of your exploration work including the specific permits and associated fees.  In your discussion, include the specific permits and associated fees.  In your discussion, include the specific permits that your company has obtained or will obtain to perform each phase of your exploration program.  Describe the effect of existing or probable governmental regulations on your business.  See Item 101(h) (4) (viii), (ix) and (xi) of Regulation S-K.

Company Response

Where applicable, we believe we have fully addressed the requested disclosures in our attached amended report.

In responding to your comments, we provide the following written statement from the Company acknowledging that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Dennis P. Gauger, Chief Financial Officer, at (801) 319-1485 with questions regarding the Company’s responses.

Yours truly,

/s/ Dennis P. Gauger
Dennis P. Gauger
Chief Financial Officer